ITEM A

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                           FINANCIAL INSTITUTION BOND
               Standard Form No. 14, Revised to October 1987

                    FIDELITY AND DEPOSIT COMPANY OF MARYLAND

              (stock insurance company, herein called Underwriter)
                                                         Bond No. FIB 0001534 11
DECLARATIONS

Item 1.   Name of Insured (herein called Insured):
          The parties listed as Insured in Rider 1 attached hereto and made a part hereof



          Principal Address:
          Centre Square West Tower, Suite 3900
          1500 Market Street
          Philadelphia, PA     19102-2112

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Item 2.   Bond Period: from 12:01 a.m. February 1, 2007 to 12:01 a.m. February
          1, 2008 standard time at the Principal Address shown in Item 1. above.

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Item 3.   The Aggregate Liability of the Underwriter during the Bond Period shall be $  5,800,000

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Item 4.   Subject to Sections 4. and 11. hereof,
          the Single Loss Limit of Liability is  $  2,900,000

          and the Single Loss Deductible is     $  0

          Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

          Amount applicable to:                              Single Loss             Single Loss
                                                          Limit of Liability          Deductible
          Insuring Agreement (D)--FORGERY OR ALTERATION     $  2,900,000               $  50,000
          Insuring Agreement (E)--SECURITIES                $  2,900,000               $  50,000
          Coverage on Partners                              $  Not Covered             $
          Optional Insuring Agreements and Coverages:          See Attached Schedule A

          If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

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Item 5.   The liability of the Underwriter is subject to the terms of the following riders attached hereto:

          Rider 1 Rider 2 Rider 3 Rider 4 Rider 5 Rider 6 Rider 7 Rider 8 Rider 9 Rider 10 Rider 11 Rider 12 Rider 13 Rider 14 Rider 15 Rider 16 Rider 17 Rider 18 Rider 19 Rider 20 Rider 21 Rider 22

--------------------------------------------------------------------------------
Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB 0001534 10 such termination or cancelation to be effective as of the time this bond becomes effective.

================================================================================


Countersigned by: /s/ Georgia C. Sharp, Zurich NA - Financial Enterprise
                  --------------------------------------------------------------
TSB5062b (F4725b)   Authorized Representative
Financial Institution Bond, Standard Form No. 14
Revised to October, 1987                                      FIB14 Page 1 of  8

     The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

                              INSURING AGREEMENTS

                                    FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

     (a)  to cause the Insured to sustain such loss; and

     (b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

     As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

                                   ON PREMISES

(B)  (1) Loss of Property resulting directly from

     (a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

     (b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, while the Property is lodged or deposited within offices or premises anywhere.

     (2) Loss of or damage to

     (a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

     (b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

     provided that

          (i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

          (ii) the loss is not caused by fire.

                                   IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

     (a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

     (b) a Transportation Company and being transported in an armored motor vehicle, or

     (c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

          (i)  records, whether recorded in writing or electronically, and

          (ii)Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

          (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

     Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

                              FORGERY OR ALTERATION

(D)  Loss resulting directly from

     (1) Forgery or alteration of, on, or in any Negotiable Instruments (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,

     (2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

     A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

                                   SECURITIES

(E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,


TSB  5062b                                                    FIB14 Page 2 of 10

     (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

          (a)  Certificated Security,

          (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

          (c)  Evidence of Debt,

          (d)  Instruction to a Federal Reserve Bank of the United States, or
               (e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

          (e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

          which

               (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

               (ii) is altered, or

               (iii) is lost or stolen;

     (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;

     (3) acquired, sold or delivered, or given value, extended creditor assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

     A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

                              COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.


                               GENERAL AGREEMENTS


                                    NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

                       ADDITIONAL OFFICES OR EMPLOYEES --
                 CONSOLIDATION, MERGER OR PURCHASE OF ASSETS --
                                     NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period. If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

     (a)  has occurred or will occur in offices or premises, or

     (b) has been caused or will be caused by an employee or employees of such institution, or

     (c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

          (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

          (ii)obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

          (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

                           CHANGE OF CONTROL -- NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

     As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting-stock ownership. A change in ownership of voting-stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

     Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of stock transfer.

                            REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond. Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

TSB  5062b                                                    FIB14 Page 3 of 10

                                  JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

                           NOTICE OF LEGAL PROCEEDINGS
                      AGAINST INSURED -- ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

     The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

     If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

     If the Insured does not give the notices required in subsection (a) of
     Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

     With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.


                           CONDITIONS AND LIMITATIONS


                                   DEFINITIONS

Section 1. As used in this bond:

     (a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

     (b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

     (c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

          (1)  represented by an instrument issued in bearer or registered form;

          (2) of a type commonly dealt in on securities ex- changes or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

          (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

     (d) Counterfeit means an imitation which is intended to deceive and to be taken as the original.

     (e)  Employee means

          (1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commission and whom the Insured has the right to direct and control while performing services for the Insured;

          (2) an attorney retained by the Insured and an employee of such attorney while either is per- forming legal services for the Insured

          (3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

          (4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

          (5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and


TSB  5062b                                                    FIB14 Page 4 of 10
               employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

          (6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

     (f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

     (g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

          (1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

               (a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

               (b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

               provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to allow the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

     (2) as respects such limited partners the value of such limited partner's(') investment in the Insured.

          (h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

          (i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

          (j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the Uncertificated Security specified be registered.

          (k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

          (l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

          (m)  Negotiable Instrument means any writing

               (1)  signed by the maker or drawer; and

               (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

               (3)  is payable on demand or at a definite time; and

               (4)  is payable to order or bearer.

          (n)  Partner means a natural person who

               (1)  is a general partner of the Insured, or

               (2) is a limited partner and an Employee (as defined in Section 1 (e)(1) of the bond) of the Insured.

          (o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery

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

               tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

          (p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

               (1) a description of the Issue of which the Uncertificated Security is a part;

               (2)  the number of shares or units:

                    (a)  transferred to the registered owner;

                    (b) pledged by the registered owner to the registered pledgee;

                    (c)  released from pledge by the registered pledgee;

                    (d) registered in the name of the registered owner on the date of the statement; or

                    (e)  subject to pledge on the date of the statement.

               (3) the name and address of the registered owner and registered pledgee;

               (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

               (5)  the date:

                    (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

                    (b)  the pledge of the registered pledgee was registered; or

                    (c) of the statement, if it is a periodic or annual statement

          (q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

          (r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

               (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

               (2) of a type commonly dealt in on securities exchanges or markets; and

               (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.


          (s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

                                   EXCLUSIONS

Section 2.  This bond does not cover:

     (a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

     (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured initiating such transit;

     (c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

     (d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

     (e) loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

     (f)  loss resulting from any violation by the Insured or by any Employee

          (1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

          (2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

     (g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);


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

     (h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

     (i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal or conversion of Money, securities or precious metals directly from a customer's account by an Employee provided such unlawful withdrawal or conversion is covered under Insuring Agreement
          (A);

     (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

     (k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards;

          (1)  in obtaining credit or funds, or

          (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

          (3) in gaining access to point of sale terminals, customer - bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

          whether such cards were issued, or purported to be issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

     (l) loss involving automated mechanical devises which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

     (m) loss through the surrender of Property away from an office of the Insured as a result of a threat

          (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

          (2) to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

     (n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

     (o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

     (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

     (q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

     (r)  loss of Property while

          (1)  in the mail, or

          (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C)

          except when covered under Insuring Agreement (A);

     (s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

     (t) damages of any type for which the insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

     (u)  all fess, costs and expenses incurred by the Insured

          (1) in establishing the existence of or amount of loss covered under this bond; or

          (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

     (v)  indirect or consequential loss of any nature;

     (w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

     (x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;


TSB  5062b                                                    FIB14 Page 7 of 10

     (y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible amount applicable to this bond, and then for the excess only;

     (z) loss resulting directly or indirectly from any actual or alleged representation, advise, warranty or guarantee as to the performance of any investments;

     (aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

                                    DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

                               LIMIT OF LIABILITY

Section 4.

                          Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

     (a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

     (b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of
Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

                         Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

                               Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

     (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

     (b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

     (c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

     (d)  any one casualty or event not specified in (a), (b) or (c) preceding.

                        NOTICE/PROOF -- LEGAL PROCEEDINGS
                               AGAINST UNDERWRITER
Section 5.

     (a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

     (b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

     (c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

     (d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

     (e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

     (f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

                                    VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.


TSB  5062b                                                    FIB14 Page 8 of 10

                                   Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

                       Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

                Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement
(B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

                                     Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

                      ASSIGNMENT - SUBROGATION - RECOVERY -
                                   COOPERATION

Section 7.

     (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

     (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

     (c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

     (d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

          (1) submit to examination by the Underwriter and subscribe to the same under oath; and

          (2)  produce for the Underwriter's examination all pertinent records;
               and

          (3) cooperate with the Underwriter in all matters pertaining to the loss.

     (e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

                       LIMIT OF LIABILITY UNDER THIS BOND
                               AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.


TSB  5062b                                                    FIB14 Page 9 of 10

                          OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

                                    OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured,
(2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

                                DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

                           TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:--(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or
(d) immediately upon the taking over of the Insured by another institution, or
(e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor -- (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.


IN WITNESS WHEREOF, the Underwriter has caused this Bond to be signed by its President and by its Secretary at Baltimore, Maryland, and to be countersigned on the Declarations by a duly authorized representative.

Attest                                       By
       /s/ David A. Bowers                      /s/ Thomas A. Bradley

           Secretary                                President











TSB  5062b                                                   FIB14 Page 10 of 10

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203
                                   SCHEDULE A


--------------------------------------------------------------------------------
                    To be attached to Bond No. FIB 0001534 11
--------------------------------------------------------------------------------

       Optional Insuring Agreements           Single Loss Limit      Single Loss
               and Coverages                    of Liability         Deductible


Insuring Agreement (F)-COUNTERFEIT CURRENCY      $2,900,000                  0

Insuring Agreement (G) - MECHANICALLY            $2,900,000            $50,000
  REPRODUCED FACSIMILE SIGNATURES

CLAIMS EXPENSE                                     $100,000            $N/A


































0176    SCHEDULE A
FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORM NOS. 14, 15, 24, AND 25.

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203
                                    RIDER 1

--------------------------------------------------------------------------------
To be attached to and form part of Bond No. FIB 0001534 11 Eff Date Feb. 1, 2007
--------------------------------------------------------------------------------

It is agreed that the Insured under the attached bond are:

LN Variable Annuity Fund A

Lincoln Variable Insurance Products Trust (LVIPT)

     LVIPT - Aggressive Growth Fund

     LVIPT - Bond Fund

     LVIPT - Capital Appreciation Fund

     LVIPT - Equity-Income Fund

     LVIPT - Global Asset Allocation Fund

     LVIPT - Growth and Income Fund

     LVIPT - International Fund

     LVIPT - Managed Fund

     LVIPT - Money Market Fund

     LVIPT - Social Awareness Fund

     LVIPT - Special Opportunities Fund

     LVIPT - Core Fund

     LVIPT - Growth Fund

     LVIPT - Growth Opportunities Fund

     LVIPT - Conservative Profile Fund

     LVIPT - Moderate Profile Fund

     LVIPT - Moderately Aggressive Profile Fund

     LVIPT - Aggressive Profile






0175     NAMED INSURED RIDER

FOR USE WITH FINANCIAL INSTITUTION BONDS
WRITTEN ON A DECLARATIONS PAGE BASIS.

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203
                                    RIDER 2

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:

     1. Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

                                    SCHEDULE

                          DEPOSITORY; LOCATION COVERED

                      ALL DEPOSITORIES USED BY THE INSURED








     2. Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Depository.

     3. The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

     4. If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part
3. above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.





SR 5967e   CENTRAL HANDLING OF SECURITIES

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 24 AND 25 TO SCHEDULE THE PREMISES OF DEPOSITORIES.

REVISED TO OCTOBER, 1987.

F4748a

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203
                                    RIDER 3

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------

     The attached Bond is hereby amended by replacing the first paragraph of the bond with the following:

     "The underwriter, in consideration of an agreed premium and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for."

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203
                                    RIDER 4

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------

     It is agreed that:

     Insuring Agreement (A), FIDELITY, is deleted in its entirety and substituted in lieu thereof is the following:


                                    "FIDELITY

     (A) Loss resulting directly from the dishonest or fraudulent acts committed by an Employee acting alone or in the collusion of others.

          Such dishonest or fraudulent acts must be committed by the employee with the intent:

          (a)  to cause the Insured to sustain such loss; or

          (b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

     As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions."

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 5

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------

     It is agreed that:

     Insuring Agreement ( C ), IN TRANSIT is deleted in its entirety and substituted in lieu thereof is the following:

                                   "IN TRANSIT


     ( C ) Loss of Property resulting directly from robbery, common-law, or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or misappropriated, and damage thereto or destruction thereof , while the Property is in transit anywhere in the custody of

     (a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

     (b) a Transportation Company and being transported in an armored motor vehicle, or

     (c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

          (i)  records, whether recorded in writing or electronically, and

          (ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

          (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

     Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent."

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 6

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------

     It is agreed that:

     1. Insuring Agreement ( D ), FORGERY OR ALTERATION, is deleted in its entirety and substituted in lieu thereof is the following:

                             "FORGERY OR ALTERATION

     (D)  Loss resulting directly from

          (1)  Forgery or alteration of, on, or in any

               (a) Negotiable Instruments other than registered or bearer obligations, made or drawn by or drawn upon the Insured, or made or drawn by one acting as agent of the Insured, or purporting to have been made as herein before set forth;

               (b) Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit; or

          (2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith or any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution, but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution. Telegraphic, cable or teletype instructions or advices, as aforesaid, excluding transmissions by means of electronic funds transfer systems or telefacsimile devices, sent by a person other than such customer or financial institution purporting to send such instructions or advices shall be deemed to bear a signature which is a Forgery.

     A mechanically reproduced facsimile signature is treated the same as a handwritten signature."

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203
                                    RIDER 7

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------

     It is agreed that:

     1. Insuring Agreement ( E ), SECURITIES, is deleted in its entirety and substituted in lieu thereof is the following:

                                   "SECURITIES

     (E) Loss resulting directly from the Isrued having, in good faith, for its own account or for the account of others,


          (1) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance upon any original

               (a)  Certificated Security,

               (b) Deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property.

               (c)  Evidence of Debt,

               (d)  Corporate, partnership or personal Guarantee,

               (e)  Security Agreement,

               (f)  Letter of Credit,

               (g)  Instruction,

               (h)  Document of Title,

               (i)  Certificate of Origin or Title,

               (j)  Initial Transaction Statement

                    Which

                    (i) bears a signature or any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity upon which is a forgery; or

                    (ii) is altered; or

                    (iii) is lost or stolen;

          (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement or any items, listed in (a) through (i) above;

          (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a), (b),
               (h) or (i) above which is a Counterfeit.

     Actual physical possession fo the items listed in (a) through (j) above by the Insured or its authorized representative is a condition precedent to the Insured having relied on the faith of such items.

     A mechanically reproduced facsimile signature is treated the same as a handwritten signature."

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203
                                    RIDER 8

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:

     1. The attached bond is amended by adding an additional Insuring Agreement as follows:

          (G) Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

          (a)  such facsimile signature is used on a document

               (1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

               (2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument,

          (b) the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection, and

          (c) this Insuring Agreement (G) shall not apply to any Certificated Securities which are Counterfeit.

     2. Subsections (a) and (e) of Section 2. of the attached bond shall not apply to Insuring Agreement (G).





SR 5907a   INSURING AGREEMENT (G) RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, WHEN ISSUED TO AN ELIGIBLE INSURED TO ADD INSURING AGREEMENT (G) TO PERMIT THE USE OF FACSIMILE SIGNATURES AS THE SIGNATURE TO AN ASSIGNMENT OR TO A POWER OF SUBSTITUTION.

REVISED TO NOVEMBER, 1988.

F9623a

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 9

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:

     1. The attached bond is amended by adding an additional Insuring Agreement as follows:

                                 CLAIMS EXPENSE

     Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid and collectible claim for loss caused by any dishonest or fraudulent act or acts of any of the Insured's Employees, which exceeds the Single Loss Deductible Amount applicable to Insuring Agreement (A)

     2. Exclusion (u)(l) shall not apply to the Insuring Agreement set forth in paragraph 1 of this rider.

                                                                [LOGO OF ZURICH]

                                    RIDER 10

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond/policy, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------



It is agreed that:

1. The attached bond is amended by deleting Insuring Agreement (F) and substituting in lieu thereof the following:

                              "COUNTERFEIT CURRENCY

     (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money".

          2. General Agreement B. entitled . ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE is deleted in its entirety and substituted in lieu thereof is the following:

                ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION,
                      MERGER OR PURCHASE OF ASSETS- NOTICE


     B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

          If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insur3d shall not have such coverage as is afforded under this bond for loss which

          (a)  has occurred or will occur in offices or premises; or

          (b) has been caused or will be caused by an employee or employees of such institution; or

          (c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

               (i) give the Underwriter written notice of establishing a new Subsidiary or consolidation, merger or purchase or acquisition of assets or liabilities within 90 days after the effective date of same, and

               (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

               (iii) upon obtaining such consent, pay to the Underwriter an additional premium

               Notwithstanding anything stated above to the contrary, the Underwriter hereby agrees to provide coverage under this bond, effective on the date of establishing a new Subsidiary or the consolidation, merger or purchase of assets or liabilities of, another institution, to the end of the Bond Period, without requirement of notice to the Underwriter or payment of additional premium to the Underwriter, for a new or acquired Subsidiary in which the Insured owns either directly or through one or more of its Subsidiaries greater than fifty percent (50%) of the voting stock or voting rights provided the acquired Subsidiary meets all of the following conditions:

          (a)  the assets shall not exceed $500,000,000.00

          (b)  the acquisition was not through a regulatory-assisted transaction

          (c) the acquisition was not the subject of any regulatory agreement or stipulation prior to the effective date of the acquisition,

          (d) there shall have been neither paid nor pending Financial Institution Bond claim or claims in excess of $0.00 for the three-year period immediately prior to the date of acquisition, and

          (e) a due diligence examination has been performed for/by the Insured and has not discovered anything that would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred.

     3. General Agreement D., entitled REPRESENTATION OF INSURED, is deleted and substituted in lieu thereof is the following:

          "No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement."

     4. The first and second paragraphs of General Agreement F., NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED- ELECTION TO DEFEND, are deleted in their entirety and substituted in lieu thereof is the following:

               "F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 90 days after notice thereof, or any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

               The Underwriter, subject to the consent of the Insured, which consent shall not be unreasonably, withheld, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected. by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense."

     The fifth paragraph of General Agreement F., NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED--ELECTION TO DEFEND, is deleted in its entirety and substituted in lieu thereof is the following:

     5. parts (a) and (b) of Section5., NOTICE/PROOF - LEGAL PROCEEDINGS AGAINS UNDERWRITER, are deleted and substituted in lieu thereof are the following:

          "(a) At the earliest practicable moment, not to exceed 90 days, after discovery of loss, the Insured shall give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore, if:

               (1) the loss is of the type which may be covered by Insuring Agreement (A) and is expected to exceed $0.00

               (2) the loss is other than the type which may be covered by Insuring Agreement (A) and is expected to exceed $37,500.00

The Insured shall upon the request of the Underwriter file with it a brief statement giving the particulars concerning such loss.

          (b) within 6 months after discovery of loss as described in (a) above, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars."

     6. The second paragraph of Section 11. DEDUCTIBLE AMOUNT, is deleted in its entirety.

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 11

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:

The definition of "Employee" as used in the attached bond shall be deemed to include any officer or employee of Delaware Lincoln Investment Advisors. Delaware Management Company, Delaware International Advisors, Vantage Investment Advisors, and Lincoln National Life Insurance Company, while acting as an investment advisor to any registered management investment company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the property of such registered management investment company.

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 12

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:

Paragraph (e) of Section 1., DEFINITIONS, is amended to include:

     "a former employee of the Insured solely which working under contract with the Insured for the explicit purpose of performing professional services."

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203
                                    RIDER 13

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:

Item (e) (1) of Section 1., DEFINITIONS, is deleted in its entirety and substituted in lieu thereof the following:

     "(e) (1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured as the right to direct and control while performing services for the Insured (and for 30 days after termination or employment, excluding, however, loss based upon or arising out of any transaction with any person who was not a customer of the Insured prior to said termination of employment)."

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203
                                    RIDER 14

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:

     The attached bond is amended:

     (a)  by deleting the numbered paragraph beginning

               "each natural person, partnership or corporation authorized by the Insured to perform services as Data Processor..."

          from the definition of "Employee" in Section 1.;

     (b)  by deleting the following from the second paragraph of Section 12.:

               "or any partner, officer or employee of any Processor"










Accepted:


_________________________________________
               (INSURED)

By:______________________________________
              (OFFICIAL TITLE)


SR 6100e   DELETE DATA PROCESSING COVERAGE

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NOS. 14, 15, 24 AND 25, TO DELETE DATA PROCESSING COVERAGE.

REVISED TO DECEMBER, 1993.

F4746c

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 15

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:

1. Item (o) of Section 1., DEFINITIONS, is deleted in its entirety and substituted in lieu thereof is the following:

     "(o) Property means Money, Certificated Securities, Initial Transaction Statements, Negotiable Instruments, Certificates of Deposit, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds in any form, and tangible items or person property which are not hereinbefore enumerated."

2.   Section 1., DEFINITIONS, is amended to include:

     "(t) Certificate of Origin or Title means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

          (u) Document of Title means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person possessing it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee's possession which are either identified or are fungible portions of an identified mass.

          (v) Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered pledge containing:

               (1) a description of the issue of which the Uncertificated Security is a part,

               (2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledge, or released from pledge by the registered pledgee.

               (3) the name, address and taxpayer identification number, if any, of the registered owner an registered pledgee, and

               (4)  the date the transfer, pledge or release was registered."

          (w) Subsidiary means any entity in which the Insured owns or controls more than 50% of the outstanding voting stock and includes a subsidiary of a subsidiary.

          (x) Letter of Credit means an engagement in writing b a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

          (y) Security Agreement means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

          (z) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein."

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 16

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:

     1. Item (w) of Section 2. is deleted in its entirety and substituted in lieu thereof is the following:

               "(w) loss involving any Uncertificated Security, except when covered under Insuring Agreement (A) or (E)."

     2. Exclusion (x) is deleted in its entirety and substituted in lieu thereof is the following:

               "(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee in their capacity as a securities, commodities, money mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character."

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 17

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:

     The last paragraph of the subsection entitled Aggregate Limit of Liability of Section 4., LIMIT OF LIABILITY, is deleted in its entirety and substituted I lieu thereof is the following:

     "The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and
     (c) of Section 7., except the Aggregate Limit of Liability shall be reinstated by the amount of such recoveries made during the same Bond Period as a loss as discovered and paid, and in which recoveries are used to reimburse the Underwriter for the amounts paid in settlement of such loss. In the event that a loss of Property is settled by the Underwriter through the use of lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability."

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 18

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------

It is agreed that:

The subsection entitled Securities of Section 6., VALUATION, is amended by adding:

     "In the event of a loss of securities covered under this bond, the Underwriter may, at its discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

     The indemnity required from the Insured under the terms of the section against all loss, cost or expense arising from the replacement of securities by the Underwriter's indemnity shall be

     a. for securities having a value less than or equal to the applicable Deductible Amount - one hundred (100%) percent

     b. for securities having a value in excess of the applicable Deductible Amount but within the Single Loss Limit of Liability - the percentage that the Deductible Amount bears to the value of the securities.

     c. For securities having a value grater than the applicable single Loss Limit of Liability - the percentage that the Deductible amount and portion in excess of the single Loss Limit of Liability bears to the value of the securities.

The value referred to above in a., b., and c. is the value in accordance with this section, regardless of the value of such securities at the time the loss under the Underwriter's indemnity is sustained.

The Underwriter is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the Underwriter may do so as a courtesy to the Insured and at its sole discretion.

The Insured shall pay the proportion of the Underwriter's premium charge for the Underwriter's indemnity as set forth above a., b., and c. No portion of the Single Loss limit of Liability shall be used as payment of premium for any indemnity purchased by the Insured to obtain replacement securities."

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 19

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


                                  NONCANCELABLE


It is agreed that:


     1. Anything in the attached bond or state rider, if any, to the contrary notwithstanding, the Underwriter shall have no right to issue notice of cancellation as described in part (a) in the first paragraph of
          Section 12. TERMINATION OR CANCELLATION.

     2.   This rider shall not apply to cancellation for nonpayment of premium.

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 20

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:


     1. The Underwriter shall fully reinstate coverage automatically, without specific submission or approval as respects any Employee for whom this bond is terminated or canceled as a result of the Insured learning of a dishonest or fraudulent act or acts, if

          a. the Employee's department recommends that the Employee be reinstated, and

          b. such recommendation is approved by the Insured's president or executive vice president and senior representatives from corporate security, Insurance and risk management, and personnel.

     2. The Insured shall keep full written records concerning the above, to be available to the Underwriter upon request , with all approvals signed and dated by the approving persons concerned.

     3. Notwithstanding anything in the foregoing to the contrary, the Underwriter agrees that this bond shall apply as respects any Employee for whom the Insured had, prior to the inception of this bond, received special agreement from the Underwriter of any prior bond for any Employee to be covered under such prior bond.

     4. Nothing in the foregoing changes the provision under Section 12. TERMINATION OR CANCELATION, of this bond whereby coverage may be terminated as to any Employee.

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 21

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:

     1. The attached bond shall not be canceled or modified except after written notice shall have been given by the acting party to the affected party, and by the Underwriter to all registered management investment companies named as Insureds and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.

     2. The Underwriter shall furnish each registered management investment company named as an Insured with (a) a copy of the bond and any amendment thereto, promptly after the execution thereof, (b) a copy of each formal filing of a claim under the bond by any other named Insured promptly after receipt thereof, and (c) notification of the terms of the settlement of each such claim prior to the execution of the settlement.














Accepted:


_________________________________________
              (INSURED)

By:______________________________________
              (OFFICIAL TITLE)



SR 5971a   S.E.C.--JOINT INSURED CANCELATION CLAUSE RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, "DISCOVERY" OR "LOSS SUSTAINED" FORM, WHEN ISSUED TO REGISTERED MANAGEMENT INVESTMENT COMPANIES COVERED AS JOINT INSUREDS, TO COMPLY WITH THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

REVISED TO OCTOBER, 1987.

F4749

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203

                                    RIDER 22

--------------------------------------------------------------------------------
This rider forms a part of and is issued by the Underwriter of the bond numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0001534 11 Effective Date February 1, 2007

--------------------------------------------------------------------------------


It is agreed that:

     The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.


















SR 5969a   CANCELATION RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, WHEN ISSUED TO THOSE MEMBER FIRMS OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS WHO HAVE EMPLOYEES AND ARE REQUIRED TO JOIN THE SECURITIES INVESTOR PROTECTION CORPORATION, AND WHO ARE SUBJECT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, TO PROVIDE FOR NOTICE OF CANCELATION OR SUBSTANTIAL MODIFICATION TO SUCH ASSOCIATION.

REVISED TO  JUNE, 1990.

F9601a

                                                    Bond No. FIB 0001534 05
                                                             --------------
                                                    This form must be completed
                                                    for each new bond and at
                                                    each premium anniversary.

The F&D                                                     Home Offices
Companies                                                   P.O. Box 1227
                                                            Baltimore, Md. 21203

                    Fidelity and Deposit Company of Maryland
                 Colonial American Casualty and Surety Company


                                APPLICATION FOR A
                FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14
                               FOR BROKER/DEALERS

Application is hereby made by See Rider 1 attached
                              --------------------------------------------------

--------------------------------------------------------------------------------
              (List all Insureds, including Employee Benefit Plans)

Principal Address Centre Square West Tower, 1500 Market Street, Suite 3900
                  --------------------------------------------------------------
                            (No.)                     (Street)

                  Philadelphia, Pa. 19102-2112           (herein called Insured)
                  --------------------------------------------------------------
                  (City)     (State)     (Zip Code)

for a  Primary
      --------------------------------------------------------------------------
     (primary, excess, concurrent, co-surety, coinsured)
Financial Institution Bond, Standard Form No. 14, to become effective as of 12:01 a.m. on February 1, 2007 to 12:01 a.m. on February 1, 2008 in the Aggregate Limit of Liability of $ $5,800,000.00

Date Insured was established Various Dates
                             ---------------------------------------------------
Name of prior carrier Fidelity and Deposit
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
1.   Insured is a (check appropriate box):
     Stock Broker [ ], Investment Banker [ ], Dealer in Securities (not Dealer in Mortgages or Commercial Paper) [ ], Investment Trust (not Small Business Investment Company or Real Estate Investment Trust) [ ], Mutual Fund [ ], Foundation [ ], Endowment Fund [ ], Commodity Broker (if Stock Exchange Member) [ ], Other [X] See Rider 1 attached - Lincoln Variable Insurance
                            Products Trust Funds, Lincoln National Variable Annuity Fund A
                            ----------------------------------------------------
--------------------------------------------------------------------------------
2.   Insured is a (check appropriate box): Sole Proprietorship [ ],
     Partnership [ ], Corporation [X]
--------------------------------------------------------------------------------
3.   List exchanges which you are a member of:

                 Name                                       Name
                 ----                                       ----
     New York Stock Exchange
     -----------------------------------     -----------------------------------

     -----------------------------------     -----------------------------------

     -----------------------------------     -----------------------------------
--------------------------------------------------------------------------------
4.   Are you a member of the National Association of Securities Dealers,
     Inc.?........................................................Yes [ ] No [X]
--------------------------------------------------------------------------------
5.   For all Insureds, show the total number of:                          No. of
                                                                          ------

     (a)  Salaried officers and employees, retained attorneys and persons
          provided by employment contractors.............................    0

     (b)  NASD Registered Representatives (other than those counted in (a)
          above).........................................................   n/a

     (c)  Locations (other than the Home Office of the first Named
          Insured) in the U.S., Canada, Puerto Rico and Virgin Islands...    0

     (d)  Locations outside of the U.S., Canada, Puerto Rico and
          Virgin Islands, list below:

                Location                                   Location
                --------                                   --------

     -----------------------------------     -----------------------------------

     -----------------------------------     -----------------------------------
--------------------------------------------------------------------------------
6.   Complete the following:                                       Total Assets
                                                                   ------------

     (a)  As of latest Dec. 31................................... $ See Attached
                                                                  --------------
     (b)  As of latest June 30................................... $ See Attached
                                                                  --------------
--------------------------------------------------------------------------------
7.   Complete the following for optional coverages desired:

                      Form of Coverage                         Single Loss Limit
                      ----------------                         -----------------

     (a) Is Insuring Agreement (D) -
         Forgery or Alteration Coverage desired?....Yes [X] No [ ] $2,900,000.00
                                                                   -------------
     (b) Is Insuring Agreement (E) -
         Securities Coverage Desired?...............Yes [X] No [ ] $2,900,000.00
                                                                   -------------

                                     1 of 4
F4757e - 1-00
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SA 5870c Printed in U.S.A.

--------------------------------------------------------------------------------
7.   Complete the following for optional coverages desired (cont'd.):

                                                               Single Loss Limit
                                                               -----------------
     (c) Is Extortion - Threats to Persons
         Coverage desired?..........................Yes [ ] No [X] $
                                                                   -------------
          If "Yes", list below locations to be excluded:

                Location                                   Location
                --------                                   --------

     -----------------------------------     -----------------------------------

     -----------------------------------     -----------------------------------

                                                               Single Loss Limit
                                                               -----------------
     (d) Is Extortion - Threats to Property
         Coverage desired?..........................Yes [ ] No [X] $
                                                                   -------------
         If "Yes", list below locations to be excluded:

                Location                                   Location
                --------                                   --------

     -----------------------------------     -----------------------------------

     -----------------------------------     -----------------------------------

                                                               Single Loss Limit
                                                               -----------------
     (e) Is Computer Systems Fraud
         Coverage desired?..........................Yes [X] No [ ] $2,900,000.00
                                                                   -------------
         If "Yes", complete the following:
         (1) Insured's Computer System(s)
             For the Computer System(s) you operate, whether
             owned or leased, complete the following:
             a) Number of independent software contractors
                authorized to design, implement or service
                programs for your System(s)......................        12
                                                                   -------------
             b) Is access to your System(s) by customers or
                other outside parties permitted?................. Yes [X] No [ ]
         (2) Other Computer Systems
             List below other Computer System(s) for which
             coverage is
                               Computer System(s)
                               ------------------
All Computer Systems used by Lincoln
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     (f) Is coverage desired on businesses engaged in the data processing of your checks or other accounting records?...Yes [ ] No [X] If "Yes", list below the name and location of each data processor:

              Name & Location                          Name & Location
              ---------------                          ---------------

     -----------------------------------     -----------------------------------

     -----------------------------------     -----------------------------------

                                                               Single Loss Limit
                                                               -----------------
     (g) If you are a partnership, is coverage
         desired on your partners?..................Yes [ ] No [X] $
                                                                   -------------
           If "Yes", list below the name of each partner:

                 Name                                       Name
                 ----                                       ----

     -----------------------------------     -----------------------------------

     -----------------------------------     -----------------------------------
--------------------------------------------------------------------------------
8.   Are you a direct participant in a depository for the
     central handling of securities?..............................Yes [ ] No [X]
     If "Yes", list below the name and location of each depository:

              Name & Location                          Name & Location
              ---------------                          ---------------

     -----------------------------------     -----------------------------------

     -----------------------------------     -----------------------------------
--------------------------------------------------------------------------------

                                     2 of 4
F4757e - 1-00
Revised to December, 1993
SA 5870c Printed in U.S.A.

--------------------------------------------------------------------------------
9. For deductibles, complete the following: (NOTE: Deductibles on Insuring Agreements (D) and (E) must be at least equal to that carried on the Basic Bond Coverage. Deductibles on Extortion Coverage may be written in any amount.)
                                                                    Single Loss
                         Coverage                                   Deductible
                         --------                                   ----------
     (a) All coverages except Insuring Agreements (D),
         (E), and Extortion......................................$      0
     (b) Insuring Agreement (D) - Forgery or Alteration..........$      0
     (c) Insuring Agreement (E) - Securities.....................$      0
     (d) Extortion - Threats to Persons..........................$      0
     (e) Extortion - Threats to Property.........................$      0
--------------------------------------------------------------------------------
10. If coverage is being written on an excess, concurrent or co-surety basis, show the names of the other carriers and bond limits. In the case of co-surety also show percentage participations: n/a
                                                    ----------------------------

     ---------------------------------------------------------------------------
--------------------------------------------------------------------------------
11.  If coverage is being written on a coinsurance basis, show your percentage ____________%. (NOTE: Insured may assume a participation participation of between 5% and 25%.)
--------------------------------------------------------------------------------
12.  Are accounts insured by the Securities Investors Protection
     Corporation?.................................................Yes [ ] No [X]
--------------------------------------------------------------------------------
13.  AUDIT PROCEDURES:

     (a)  Is there an annual [X], semi-annual [ ] audit by an
          independent CPA?........................................Yes [X] No [ ]
     (b)  If "Yes", is it a complete audit made in accordance
          with generally accepted auditing standards and so
          certified?..............................................Yes [X] No [ ]
     (c)  If the answer to (b) is "No", explain the scope of
          the CPA's examination
                                ------------------------------------------------

           ---------------------------------------------------------------------
     (d)  Is the audit report rendered directly to all partners if a partnership or to the Board of Directors if a
          corporation?............................................Yes [X] No [ ]
     (e)  Name and location of CPA Ernst & Young
                                   ---------------------------------------------
     (f)  Date of completion of the last audit by CPA dates vary by Fund
                                                      --------------------------
     (g)  Is there a continuous internal audit by an
          Internal Audit Department?..............................Yes [X] No [ ]
     (h)  If "Yes", are monthly reports rendered directly to
          all partners if a partnership or to the Board of
          Directors if a corporation?.............................Yes [ ] No [X]
     (i)  Are money and securities actually counted and
          verified?...............................................Yes [ ] No [X]
     (j)  Are the ledger balances to the credit of customers
          verified?...............................................Yes [ ] No [X]
--------------------------------------------------------------------------------
14.  INTERNAL CONTROLS (OTHER THAN AUDIT PROCEDURES):

     (a)  Do you require annual vacations of at least two
          consecutive weeks for all personnel?....................Yes [ ] No [X]
          If "No", explain: n/a
                            ----------------------------------------------------

          ----------------------------------------------------------------------
     (b)  Are bank accounts reconciled by someone not
          authorized to deposit or withdraw?......................Yes [X] No [ ]
          If "No", explain:
                            ----------------------------------------------------

          ----------------------------------------------------------------------
      (c)  Is countersignature of checks required?................Yes [X] No [ ]
           If "No", explain:
                             ---------------------------------------------------

           ---------------------------------------------------------------------
      (d)  Are monthly statements (whether or not there was
           activity in the account) mailed directly to all
           customers?.............................................Yes [ ] No [X]
           If "No", explain: Quarterly
                             ---------------------------------------------------

           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
15.   Has there been any change in ownership or management within the past three years?.......................................Yes [ ] No [X]
      If "Yes", explain:
                         -------------------------------------------------------

      --------------------------------------------------------------------------
--------------------------------------------------------------------------------
 16.  Has any insurance been declined or canceled during the past three years? (not applicable in the state of Missouri)......Yes [ ] No [X]
      If "Yes", explain:
                         -------------------------------------------------------
      *** question 13g above, answer applies to Fund A only ***
      --------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     3 of 4
F4757e - 1-00
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SA 5870c Printed in U.S.A.

--------------------------------------------------------------------------------
17.   List all losses sustained during the past three years, whether
      reimbursed or not, from      12/01/03      to       12/01/06
                              ------------------     ------------------
                              (month, day, year)     (month, day, year)
      Check if none [X]

----------------------------------------------------------------------------------------------------------------------------
                                                                          Amount                            If Loss occurred
      Date      Type            Amount              Amount               Recovered               Amount       at other than
       of        of               of              Recovered             from other              of Loss       Main Office,
      Loss      Loss             Loss           from Insurance        than Insurance            Pending       state location
----------------------------------------------------------------------------------------------------------------------------
                            $                 $                     $                         $
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

FRAUD NOTICES: Prior to signing this Application, please review the following statutory fraud notices as they may apply to the Company's domicile.

ARKANSAS: Any person who knowingly presents a false or fraudulent claim for payment of a loss benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

COLORADO: It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policy holder or claimant for the purpose of defrauding or attempting to defraud the policy holder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.

FLORIDA: Any person who knowingly and with intent to injure, defraud or deceive any insurer files a statement of claim or an application containing any false, incomplete or misleading statement is guilty of a felony of the third degree.

KENTUCKY: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.

LOUISIANA: Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

MAINE: It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines or denial of insurance benefits.

NEW JERSEY: Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

NEW MEXICO: Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to civil fines and criminal penalties.

NEW YORK: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each violation.

OHIO: Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.

OKLAHOMA: Any person who knowingly and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy, containing false, incomplete or misleading information is guilty of a felony.

PENNSYLVANIA: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and subjects such person to criminal and civil penalties.

VIRGINIA: It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

Dated at Philadelphia, Pennsylvania this    31st      day of January, 2007
         --------------------------      ------------        -----------------

--------

See Rider 1 attached                    By /s/ William L. Roberts
------------------------------------       -------------------------------------
     (Insured)                                        (Name and Title)

                                     3 of 4
F4757e - 1-00
Revised to December, 1993
SA 5870c Printed in U.S.A.

                                  ATTACHMENT 1




The following table lists all the funds covered under the bond, their gross assets as of 10/31/06, and the minimum bond required for each fund along with the total of such minimum requirement.

                                                                          Gross Asset
                                                      Gross Assets     Range in Millions     Proposed
                                                        10/31/06          For Minimum      Minimum Bond
                                                    (000's) Omitted      Bond Required       Required
                                                    ------------------------------------   ------------
LN Variable Annuity Fund A                                 53,631           75-100            400,000
LN Income Fund, Inc.                                           --            0.5-1                 --
Lincoln Variable Insurance Products Trust (LVIPT)      10,446,899        Maximum 4,500      2,500,000
     LVIPT - Aggressive Growth Fund                       288,237
     LVIPT - Bond Fund                                  1,664,150
     LVIPT - Capital Appreciation Fund                    503,820
     LVIPT - Equity-Income Fund                           753,732
     LVIPT - Global Asset Allocation Fund                 320,156
     LVIPT - Growth and Income Fund                     1,982,654
     LVIPT - International Fund                           908,896
     LVIPT - Managed Fund                                 564,380
     LVIPT - Money Market Fund                            570,984
     LVIPT - Social Awareness Fund                      1,203,507
     LVIPT - Special Opportunities Fund                   799,707
     LVIPT - Core Fund                                     46,674
     LVIPT - Growth Fund                                   42,945
     LVIPT - Growth Opportunities Fund                      5,688
     LVIPT - Conservative Profile Fund                     90,523
     LVIPT - Moderate Profile Fund                        380,966
     LVIPT - Moderately Aggressive Profile Fund           248,844
     LVIPT - Aggressive Profile Fund                       71,036

Total                                                  10,500,530                           2,900,000
                                                     ============                         ===========



CC:
Michael Bishof
Bill Flory
David O'Connor
Bill Roberts
Cindy Rose
Colleen Tonn
Teri Walters

                COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS
                            Edition of December, 1993

The F&D                                                    Home Offices
Companies                                                  P.O. Box 1227
                                                           Baltimore, Md.  21203
               [X] Fidelity and Deposit Company of Maryland
               [ ] Colonial American Casualty and Surety Company
                        (Company designated by X in box)

DECLARATIONS                                           Policy No. FIC 0000130 08

Item 1.   Name of Insured (herein called Insured):

          The Parties Listed as Insured In Endorsement 1 Attached hereto and made a part hereof



          Principal Address:

          Centre Square West Tower,
          1500 Market Street, Suite 3900
          Philadelphia, PA   19102-2100
--------------------------------------------------------------------------------
Item 2. Policy Period: from 12:01 a.m. on February 1, 2007 to 12:01 a.m. on February 1, 2008 standard time at the Principal Address shown in item 1 above.
--------------------------------------------------------------------------------
Item 3. The Aggregate Limit of Liability of the Company during the Policy Period shall be $5,800,000
--------------------------------------------------------------------------------
Item 4. Subject to Sections 4 and 10 hereof, the Single Loss Limit of Liability and Single Loss Deductible applicable to individual
          Insuring Agreements are as follows:

                                                            Single Loss       Single Loss
                     Insuring Agreements                Limit of Liability    Deductible
                     -------------------                ------------------    -----------
          1. Computer Systems Fraud                     $ 2,900,000           $ 50,000
          2. Data Processing Services Operations        $ Not Covered         $
          3. Voice Initiated Transfer Fraud             $ Not Covered         $
          4. Telefacsimile Transfer Fraud               $ Not Covered         $
          5. Destruction of Data or Programs by Hacker  $ 1,500,000           $ 50,000
          6. Destruction of Data or Programs by Virus   $ 1,500,000           $ 50,000
          7. Voice Computer Systems Fraud               $ Not Covered         $

          Insuring Agreement 1 is mandatory; all others are optional. If "Not Covered" is inserted above opposite any specified optional Insuring Agreement, such Insuring Agreement and any other reference thereto in this policy shall be deemed to be deleted therefrom.
--------------------------------------------------------------------------------
Item 5.                  Voice Initiated Transfer Fraud

          Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place a verification call-back for each transfer in excess of $ Not applicable

                          Telefacsimile Transfer Fraud

          Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a verification call-back for each transfer in excess of $ Not applicable
--------------------------------------------------------------------------------
Item 6. The liability of the Company is subject to the terms of the following endorsements attached hereto:
          Endorsement 1   Endorsement 2
--------------------------------------------------------------------------------
Item 7. The Insured by the acceptance of this policy gives notice to the Company terminating or canceling prior policy(ies) No.(s)
          FIC 0000130 08. Such termination or cancellation to be effective as of the time this policy becomes effective.
================================================================================


                          ------------------------------------------------------

        Countersigned by: /s/ Georgia C. Sharp, Zurich NA - Financial Enterprise
                          ------------------------------------------------------
                          Authorized Representative

The Company, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Company by the Insured in applying for this policy, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

                               INSURING AGREEMENTS

1.   COMPUTER SYSTEMS FRAUD

     Loss resulting directly from a fraudulent

     (1)  entry of Electronic Data or Computer Program into, or

     (2) change of Electronic Data or Computer Program within any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this policy; or a Computer System first used by the Insured during the policy period, as provided by General Agreement A; provided the entry or change causes

          (i)  property to be transferred, paid or delivered,

          (ii)an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

          (iii) an unauthorized account or a fictitious account to be debited or credited.

          In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an employee of the Insured acting in good faith

     (a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

     (b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this policy purportedly sent by a customer, financial institution, or automated clearing house.

2.   DATA PROCESSING SERVICE OPERATIONS

     Loss sustained by a Client of the Insured resulting directly from a fraudulent

     (1)  entry of Electronic Data or a Computer Program into, or

     (2) change of Electronic Data or a Computer Program within a Computer System covered under the terms of Insuring Agreement 1, or

     (3) entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client,

     provided that the entry or change causes

          (i)  property to be transferred, paid or delivered,

          (ii) an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

          (iii) an unauthorized account or a fictitious account to be debited or credited,

     and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

     In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an employee of the Insured acting in good faith

     (a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

     (b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this policy purportedly sent by a customer, financial institution, or automated clearing house.

     In this Insuring Agreement, Client means an entity for whom the Insured serves as data processor under the terms of a written agreement.

3.   VOICE INITIATED TRANSFER FRAUD

     Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of Insuring Agreement 1 in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from

     (1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

     (2)  an individual person who is a Customer of the Insured, or

     (3) an employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other employees of the Insured to transfer Funds.

     and was received by an employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that

          (i) such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

          (ii)if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

     As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

4.   TELEFACSIMILE TRANSFER FRAUD

     Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of Insuring Agreement 1 in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

     (1)  purports and reasonably appears to have originated from

          (a)  a Customer of the Insured,

          (b)  another financial institution, or

          (c)  another office of the Insured

          but, in fact, was not originated by the Customer or entity whose identification it bears and

     (2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

     (3)  contains the name of a person authorized to initiate such transfer;

     provided that, if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the instruction was verified by a call-back according to a prearranged procedure.

     As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

5.   DESTRUCTION OF DATA OR PROGRAMS BY HACKER

     Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of Insuring Agreement 1.

     The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

     In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs. the Company will pay the cost incurred for computer time. computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

6.   DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

     Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of Insuring Agreement 1 if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

     The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

     In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

     Special Condition:

     Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single Loss. "

7.   VOICE COMPUTER SYSTEM FRAUD

     Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured's premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

     (1) failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

     (2) failure to have a call-disconnect feature in operation to automatically terminate a caller's access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

     Special Condition:

     Under this Insuring Agreement, "Single Loss" means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

                               GENERAL AGREEMENTS

A. CONSOLIDATION, MERGER, OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS OF ANOTHER INSTITUTION-NOTICE

     If the Insured consolidates or merges with another institution, or purchases or acquires the assets, liabilities or Computer System(s) of another institution, the Insured shall not have the coverage provided by this policy unless the Insured

     (i) gives the Company written notice of the proposed consolidation, merger, purchase or acquisition prior to the proposed effective date of such action, and

     (ii)obtains the written consent of the Company to extend the coverage provided by this policy, and

     (iii) pays to the Company any additional premium which may be due.

B.   REPRESENTATION OF INSURED

     The Insured represents that the information furnished in the application for this policy is complete, true and correct. Such application constitutes part of this policy. Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this policy.

C.   JOINT INSURED

     If two or more Insureds are covered under this policy, the first named Insured shall act for all Insureds. Payment by the Company to the first named Insured for loss sustained by any Insured shall fully release the Company on account of such loss. If the first named Insured ceases to be covered under this policy, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this policy. The liability of the Company for loss or losses sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.

D.   NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND

     The Insured shall notify the Company at the earliest practicable moment, not to exceed 30 days after notice thereof of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established would constitute a collectible loss under this policy. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Company.

     The Company at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Company shall be in the Insured's name through attorneys selected by the Company. The Insured shall provide all reasonable information and assistance required by the Company for such defense.

     If the Company elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Company defended on behalf of the Insured or any settlement in which the Company participates and all attorneys' fees, costs and expenses incurred by the Company in the defense of the litigation shall be a loss covered by this policy.

     If the Insured does not give the notices required in subsection (a) of
     Section 5 of this policy and in the first paragraph of this General Agreement, or if the Company elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this policy for loss sustained by the Insured, and the Company shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

     With respect to this General Agreement, subsections (b) and (g) of Section 5 of this policy apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Company within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (h) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.


                           CONDITIONS AND LIMITATIONS

Section 1.            DEFINITIONS

As used in this Policy:

(a) Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

(b) Certificated Security means a share, participation or other interests in the property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

     (1)  represented by an instrument issued in bearer or registered form;

     (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

     (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

(c) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(d)  Computer System means

     (1) computers with related peripheral components, including storage components wherever located,

     (2)  systems and applications software,

     (3) terminal devices, and (4) related communication networks by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(e) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(f)  Funds means Money on deposit in an account;

(g) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency;

(h) System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

(i) System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

(j) System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities;

(k) Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

(l) Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

(m) Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

     (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer,

     (2)  of a type commonly dealt in on securities exchanges or markets, and

     (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

(n) Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

Section 2.             EXCLUSIONS

This policy does not cover:

(a) any loss of the type or kind covered by the Insured's financial institution bond, regardless of any deductible amount or limit of liability;

(b) loss caused by a director or employee of the Insured or by a person in collusion with any director or employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or employee that a fraudulent act by a person not an employee has been or will be perpetrated against the Insured.);

(c) loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under Insuring Agreement I or 2;

(d) loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under Insuring Agreement 1 or 3;

(e) loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under Insuring Agreement 4;

(f) loss resulting directly or indirectly from theft of confidential information;

(g) loss resulting directly or indirectly from payments made or withdrawals from a depositor's account involving items of deposit which are not finally paid for any reason;

(h)  potential income, including but not limited to interest and dividends;

(i) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(j) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this policy and would be imposed on the Insured regardless of the existence of the contract;

(k)  any fees, costs and expenses incurred by the Insured

     (1) in establishing the existence of or amount of loss covered under this policy. or

     (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this policy;

(1)  indirect or consequential loss of any nature;

(m) the cost of duplication of Electronic Data or Computer Programs, unless covered under Insuring Agreement 5 or 6;

(n) loss involving a Voice Computer System, unless covered under Insuring Agreement 7;

(o) loss involving automated mechanical devices which, on behalf of the Insured, disburse money. accept deposits, cash checks, drafts or similar written instruments or make credit card loans;

(p)  loss resulting directly or indirectly from

     (1)  written instructions or advices, or

     (2) telegraphic or cable instructions or advices; unless the instructions or advices are Tested and the loss is covered under Insuring Agreement 1 or 2;

(q) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature. or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(r) loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under Insuring Agreement 1 or 2;

(s)  loss resulting directly or indirectly from

     (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

     (2)  failure or breakdown of electronic data processing media, or

     (3)  error or omission in programming or processing;

(t) loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(u) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy;

(v)  loss as a result of a threat

     (1)  to do bodily harm to any person, or

     (2)  to do damage to the premises or property of the Insured, or

     (3)  to Computer System operations;

(w) loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured's Voice Computer System;

(x) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, customer identification or other cards;

(y) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer's authentification mechanism.

Section 3.                 DISCOVERY

This policy applies to loss discovered by the Insured during the Policy Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this policy.

Section 4.           LIMIT OF LIABILITY

Aggregate Limit of Liability

The Company's total liability for all losses discovered during the Policy Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this policy.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Company shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Company; and

(b) The Company shall have no obligation under General Agreement D to continue the defense of the Insured, and upon notice by the Company to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of
Section 7. In the event that a loss is settled by the Company through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Company's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

All loss or series of losses involving the fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

Section 5.    NOTICE/PROOF-LEGAL PROCEEDINGS
                      AGAINST COMPANY

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Company notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Company proof of loss, duly sworn to, with full particulars.

(c) This policy affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

(d) Proof of loss for claim under the Voiced Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.

(e) Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

(f) Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(g) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss.

(h) If any limitation embodied in this policy is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Section 6.                 VALUATION

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Company shall settle in kind its liability under this policy on account of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. In the case of loss of subscription, conversion or redemption privileges through the loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this policy is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this policy is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.
Section 7.      ASSIGNMENT-SUBROGATION-
                 RECOVERY-COOPERATION

(a) In the event of payment under this policy, the Insured shall deliver, if so requested by the Company, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this policy, the Company shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Company or by the Insured shall be applied net of the expense of recovery:

     ** first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability,

     ** second, to the Company as reimbursement of amounts paid in settlement of the Insured's claim, and

     **   third, to the Insured in satisfaction of any Deductible Amount.

     Recovery from reinsurance and/or indemnity of the Company shall not be deemed a recovery as used herein.

(d) Upon the Company's request and at reasonable times and places designated by the Company the Insured shall

     (1) submit to examination by the Company and subscribe to the same under oath, and

     (2)  produce for the Company's examination all pertinent records, and

     (3)  cooperate with the Company in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Company the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

Section 8.    OTHER INSURANCE OR INDEMNITY

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured. However, this policy does not provide excess indemnity for losses covered by the Insured's financial institution bond.

Section. 9             OWNERSHIP

This policy shall apply to loss of Money, Certificated and Uncertificated Securities, Electronic Data, Computer Programs and other property

(1)  owned by the Insured,

(2)  held by the Insured in any capacity, or

(3) for which the Insured is legally liable because of a loss covered by this policy.

This policy shall be for the sole use and benefit of the Insured named in the Declarations.

Section 10.       DEDUCTIBLE AMOUNT

The Company shall be liable hereunder only in the event a Single Loss, as described in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

Section 11.       TERMINATION OR CANCELATION

This policy terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a written notice from the Company of its desire to cancel this policy, or

(b) immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this policy, or

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or

(d)  immediately upon the taking over of the Insured by another institution, or

(e)  immediately upon exhaustion of the Aggregate Limit of Liability, or

(f) immediately upon expiration of the Policy Period as set forth in Item 2 of the Declarations.

Termination of the policy as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.


IN WITNESS WHEREOF, the Company has caused this policy to be signed by its President and by its Secretary at Baltimore, Maryland, and to be countersigned on the declarations page by a duly authorized representative.


Attest /s/ David A. Bowers                      /s/ John J. McCartney

           Secretary                                President

                                 ENDORSEMENT 1
                                                                [LOGO OF ZURICH]

--------------------------------------------------------------------------------
This rider/endorsement forms a part of and is issued by the Underwriter/Company of the bond/policy numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond/policy, this Attaching Clause need not be completed.

To be attached to and form part of Bond/Policy No. FIC 0000130 08 Effective Date February 1, 2007

--------------------------------------------------------------------------------


                                  NAMED INSURED
                                  -------------

It is agreed that in accordance with Item 1 of the Declarations Page, the Insured under the attached bond shall include:



LN Variable Annuity Fund A

Lincoln Variable Insurance Products Trust (LVIPT)

     LVIPT - Aggressive Growth Fund

     LVIPT - Bond Fund

     LVIPT - Capital Appreciation Fund

     LVIPT - Equity-Income Fund

     LVIPT - Global Asset Allocation Fund

     LVIPT - Growth and Income Fund

     LVIPT - International Fund

     LVIPT - Managed Fund

     LVIPT - Money Market Fund

     LVIPT - Social Awareness Fund

     LVIPT - Special Opportunities Fund

     LVIPT - Core Fund

     LVIPT - Growth Fund

     LVIPT - Growth Opportunities Fund

     LVIPT - Conservative Profile Fund

     LVIPT - Moderate Profile Fund

     LVIPT - Moderately Aggressive Profile Fund

     LVIPT - Aggressive Profile





F259     NAMED INSURED RIDER/ENDORSEMENT                             page 1 of 1
FOR USE WITH BONDS AND POLICIES FOR FINANCIAL INSTITUTIONS.
6/05)

       Includes copyrighted material of The Surety Association of America with its permission.
               Copyright, The Surety Association of America, 1997

                                 ENDORSEMENT 2
                                                                [LOGO OF ZURICH]

--------------------------------------------------------------------------------
This rider/endorsement forms a part of and is issued by the Underwriter/Company of the bond/policy numbered below.
--------------------------------------------------------------------------------

     If this form is issued concurrently with the bond/policy, this Attaching Clause need not be completed.

To be attached to and form part of Bond/Policy No. FIC 0000130 08 Effective Date February 1, 2007

--------------------------------------------------------------------------------


                                  NONCANCELABLE


It is agreed that:

     1. Anything in the attached policy or state endorsement, if any, to the contrary notwithstanding, the Company shall have no right to issue notice of cancellation as described in part (a) in the first paragraph of Section 11, TERMINATION OR CANCELLATION.

     2. This Endorsement shall not apply to cancellation for nonpayment of premium.

                                                         Policy No. FIC000013007
                                                                    ------------
                                                     This Form must be completed
                                                     for each new policy and at
                                                     each premium anniversary.

The F&D                                                      Home Office
Companies                                                    P.O. Box 1227
                                                             Baltimore, MD 21203
                    Fidelity and Deposit Company of Maryland
                  Colonial American Casualty and Surety Company

                                APPLICATION FOR A
                COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS

Application is hereby made by See Rider 1 Attached
                              --------------------------------------------------

--------------------------------------------------------------------------------
                               (List all Insureds)

Principal Address Centre Square West Tower, 1500 Market Street
                  --------------------------------------------------------------
                            (No.)                   (Street)

                  Philadelphia, PA  19102-2100           (herein called Insured)
                  --------------------------------------------------------------
                  (City)     (State)     (Zip Code)

for a Computer Crime Policy for Financial Institutions to become effective as of 12:01 a.m. on February 1, 2007 to 12:01 a.m. on February 1, 2008 in the Aggregate Limit of Liability of $5,800,000

Date Insured was established various
                             ---------------------------------------------------
Name of prior carrier Fidelity & Deposit
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
1.   Insured is a (check the appropriate box): Commercial Bank [ ],
     Savings Bank [ ], Savings and Loan Association [ ], Credit Union [ ], Stockbroker [ ], Investment Banker [ ], Finance Company [ ],
     Insurance Company [ ], Other [X] Lincoln Variable Insurance Products Trust
                                      Funds, Lincoln National Variable Annuity
                                      Fund A.
                                      ------------------------------------------
--------------------------------------------------------------------------------
2.   For all Insureds, show the total number of:                         No. of
                                                                         ------
     (a) Salaried officers, employees and persons provided by
         employment contractors......................................      0
                                                                      ----------
     (b) Locations (other than Home Office of the first Named
         Insured) in the U.S., Canada, Puerto Rico and
         Virgin Islands..............................................      0
                                                                      ----------
     (c) Number of locations outside the U.S., Canada, Puerto
         Rico and Virgin Islands.....................................      0
                                                                      ----------
--------------------------------------------------------------------------------
                                                    Single Loss     Single Loss
                                                       Limit        Deductible
3.   Computer Systems Fraud Coverage............... $2,900,000      $2,900,000
                                                    ----------      -----------
     (a) Insured's Computer System(s)
         For the Computer System(s) you operate, whether owned or leased, complete the following:
         (1) Number of independent software contractors authorized to
             design, implement or service programs for your System(s)     12
                                                                      ----------
         (2) Is access to your System(s) by customers, agents, brokers or other outside parties, other than by Automated Teller
             Machine, permitted (e.g. by computer, terminal or
             touchtone telephone key pad, etc.)?..................Yes [X] No [ ]

         (3) Number of Automated Teller Machines.....................      0
                                                                      ----------
     (b) Other Computer Systems
         (1) Check if coverage is desired for:
             Automated Clearing Houses using Federal Reserve Computer
             Facilities [ ], Fed Wire [ ], CHIPS [ ], SWIFT [ ]
         (2) List below other Computer System(s) for which coverage is desired: (For Automated Teller Machine Systems, complete
             Item (3) below.)

                               Computer System(s)
                               ------------------
All Computer Systems used by Lincoln
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         (3) List below shared or other participatory Automated Teller
             Machine Systems for which coverage is desired:

                                  ATM System(s)
                                  -------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                     Page 1 of 3
F137b - 2M, 1-00 ADOPTED DECEMBER, 1993
SA 6192 Printed in U.S.A.

     (c) Is coverage desired for Tested telex or other similar
         means of Tested communication?...........................Yes [ ] No [X]

4.   Complete the following for optional coverages desired:

                                  Form of Coverage                                Single Loss Limit  Single Loss Deductible
                                  ----------------                                -----------------  ----------------------
     (a) Is Data processing Service Operations Coverage desired?..Yes [ ] No [X]  $                    $
                                                                                  -----------------    ------------------
     (b) Is Voice Initiated Transfer Fraud Coverage desired?......Yes [ ] No [X]  $                    $
                                                                                  -----------------    ------------------
         If "Yes", what is the dollar amount of the call-back threshold to the originator of an instruction?.............$
                                                          ----------------------

     (c) Is Telefacsimile Transfer Fraud Coverage desired?........Yes [ ] No [X]  $                    $
                                                                                  -----------------    ------------------
         If "Yes", what is the dollar amount of the call-back threshold to the originator of an instruction?.............$
                                                          ----------------------

     (d) Is Destruction of Data or Programs By Hacker Coverage
         desired?.................................................Yes [X] No [ ]  $1,500,000           $50,000
                                                                                  -----------------    ------------------
         If "Yes", is coverage desired for restoration of
         damaged or destroyed computer programs in the event
         such programs cannot be duplicated from other computer
         programs?................................................Yes [X] No [ ]

     (e) Is Destruction of Data or Programs By Virus Coverage
         desired?.................................................Yes [X] No [ ]  $1,500,000           $50,000
                                                                                  -----------------    ------------------
         If "Yes", is coverage desired for restoration of
         damaged or destroyed computer programs in the event
         such programs cannot be duplicated from other computer
         programs?................................................Yes [X] No [ ]

     (f) Is Voice Computer Systems Coverage desired?..............Yes [ ] No [X]  $                    $
                                                                                  -----------------    ------------------

--------------------------------------------------------------------------------
5. Has any insurance similar to the kinds provided under this policy, been declined or canceled during the past three years? (Not applicable in the state of Missouri) Yes [ ] No [X] If "Yes", explain:
                                                         -----------------------

     ---------------------------------------------------------------------------
--------------------------------------------------------------------------------
6. List all losses sustained in the past three years for any insurance similar to the kinds provided under this policy, whether reimbursed or not,
     from      12/1/03       to      12/1/06
          ------------------    ------------------
          (month, day, year)    (month, day, year)

     Check if none [X]

---------------------------------------------------------------------------------------------------------------------
                                                                     Amount                          If Loss occurred
       Date      Type         Amount            Amount             Recovered             Amount        at other than
        of        of            of             Recovered           from other            of Loss       Main Office,
       Loss      Loss          Loss         from Insurance       than Insurance          Pending      state location
---------------------------------------------------------------------------------------------------------------------
                            $               $                    $                     $
---------------------------------------------------------------------------------------------------------------------
                            $               $                    $                     $
---------------------------------------------------------------------------------------------------------------------
                            $               $                    $                     $
---------------------------------------------------------------------------------------------------------------------
                            $               $                    $                     $
---------------------------------------------------------------------------------------------------------------------

The Insured represents that the information furnished in this application is complete, true and correct. Any misrepresentation, omission, concealment or incorrect statement of a material fact, in this application or otherwise, shall be grounds for the rescission of any policy issued in reliance upon such information.

FRAUD NOTICES: Prior to signing this Application, please review the following statutory fraud notices as they may apply to the Company's domicile. ARKANSAS:
Any person who knowingly presents a false or fraudulent claim for payment of a loss benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

COLORADO: It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policy holder or claimant for the purpose of defrauding or attempting to defraud the policy holder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.

                                                                     Page 2 of 3
F137b - 2M, 1-00 ADOPTED DECEMBER, 1993
SA 6192 Printed in U.S.A.

DISTRICT OF COLUMBIA: WARNING: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.

FLORIDA: Any person who knowingly and with intent to injure, defraud or deceive any insurer files a statement of claim or an application containing any false, incomplete or misleading statement is guilty of a felony of the third degree.

KENTUCKY: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.

LOUISIANA: Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

MAINE: It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines or denial of insurance benefits.

NEW JERSEY: Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

NEW MEXICO: Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to civil fines and criminal penalties.

NEW YORK: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each violation.

OHIO: Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.

OKLAHOMA: Any person who knowingly and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy, containing false, incomplete or misleading information is guilty of a felony.

PENNSYLVANIA: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and subjects such person to criminal and civil penalties.

VIRGINIA: It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

Dated at Philadelphia, PA  this 31st day of January     , 2007
         -----------------      ----        ------------  ----

See Rider 1 Attached                    By /s/ William L. Roberts
--------------------------------------     -------------------------------------
               (Insured)                              (Name and Title)


                                                                     Page 3 of 3
F137b - 2M, 1-00 ADOPTED DECEMBER, 1993
SA 6192 Printed in U.S.A.

                                     ITEM B

                                                                            B(1)
                   LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

                        Consent of the Board of Trustees

                          To Action Without A Meeting

     Pursuant to Section 11 of Article Ill of the By-Laws of the Lincoln Variable Insurance Products Trust (the "Trust"), the undersigned, being all of the members of the Board of Trustees of the Trust, consent that the following resolutions be adopted:

                             Fidelity Bond Coverage
                             ----------------------

          WHEREAS, The Board of Trustees has considered all relevant factors, including but not limited to:

     (a) the amount of the fidelity bond insured by Fidelity and Deposit Insurance Company of Maryland (Zurich),

     (b)  the amount of premium for the fidelity bond,

     (c)  the number of parties named as insureds,

     (d)  the nature of the business activities of the other parties,

     (e) the ratable allocation of the premium among all parties named as insureds, and

     (f) the extent to which the share of the premium allocated to each Fund under the Trust is less than the premium the individual Fund under the series of the Trust would have had to pay for a single insured bond and the amount of such bond.

          NOW, THEREFORE, IT IS RESOLVED, That the Board of Trustees hereby determines that it is in the best interest of the Trust and each Fund to participate in the fidelity bond coverage, and that the proposed premium allocation to each Fund is fair and reasonable based upon all relevant factors; and

          RESOLVED FURTHER, That the Board of Trustees, including a majority of the Independent Trustees, hereby approves the amount, type, form and coverage of the fidelity bond and the portion of the premium to be paid by each Fund, effective February 1, 2007; and

          RESOLVED FURTHER, That the officers of the Trust are authorized and directed to cause the Trust and its Funds to participate, effective February 1, 2007, in the joint fidelity bond insured by Fidelity and Deposit Insurance Company of Maryland in the aggregate amount of $2,900,000; and

          RESOLVED FURTHER, That the officers of the Trust are hereby authorized and directed to make the filings and give the notices required of the Fund by Rule 17g-1 under the Investment Company Act of 1940.


                             Computer Crime Policy
                             ---------------------

          WHEREAS, The Board of Trustees has considered all relevant factors, including, but not limited to:

     (a) the amount of the computer crime policy insured by Fidelity and Deposit Insurance Company of Maryland (the "Policy"),

     (b)  the amount of premium for the Policy,

     (c)  the number of parties named as insureds,

     (d)  the nature of the business activities of the other parties,

     (e) the ratable allocation of the premium among all parties named as insureds, and

     (f) the extent to which the share of the premium allocated to each Fund is less than the premium the Fund would have had to pay for a single insured Policy and the amount of such Policy.

          NOW, THEREFORE, IT IS RESOLVED, That the Board of Trustees hereby determines that it is in the best interest of the Trust and each Fund to participate in the Policy coverage, and that the proposed premium allocation to each Fund is fair and reasonable based upon all relevant factors; and

          RESOLVED FURTHER, That the Board of Trustees, including a majority of the Independent Trustees, hereby approves the amount, type, form and coverage of the Policy and the portion of the premium to be paid by each Fund, effective February 1, 2007; and

          RESOLVED FURTHER, That the officers of the Trust are authorized and directed to cause the Trust and its Funds to participate, effective February 1, 2007, in the Policy issued by Fidelity and Deposit Insurance Company of Maryland in the aggregate amount of $2,900,000.

          This consent may be signed in one or more counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same consent.


/s/ Kelly D. Clevenger
------------------------------                  ------------------------------
Kelly D. Clevenger                              Kenneth G. Stella


------------------------------                  ------------------------------
Nancy L. Frisby                                 David H. Windley


------------------------------
Gary D. Lemon


Date:          ,2007

          This consent may be signed in one or more counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same consent.


------------------------------                  ------------------------------
Kelly D. Clevenger                              Kenneth G. Stella

/s/ Nancy L. Frisby
------------------------------                  ------------------------------
Nancy L. Frisby                                 David H. Windley


------------------------------
Gary D. Lemon


Date: January 30, 2007

          This consent may be signed in one or more counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same consent.


------------------------------                  ------------------------------
Kelly D. Clevenger                              Kenneth G. Stella


------------------------------                  ------------------------------
Nancy L. Frisby                                 David H. Windley

/s/ Gary D. Lemon
------------------------------
Gary D. Lemon

Date: January 30, 2007

          This consent may be signed in one or more counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same consent.

                                                /s/ Kenneth G. Stella
------------------------------                  ------------------------------
Kelly D. Clevenger                              Kenneth G. Stella


------------------------------                  ------------------------------
Nancy L. Frisby                                 David H. Windley


------------------------------
Gary D. Lemon

Date: January 30, 2007

          This consent may be signed in one or more counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same consent.



------------------------------                  ------------------------------
Kelly D. Clevenger                              Kenneth G. Stella

                                                /s/ David H. Windley
------------------------------                  ------------------------------
Nancy L. Frisby                                 David H. Windley


------------------------------
Gary D. Lemon

Date: January 30, 2007

                                     ITEM C

Memorandum

To:      The Board of Trustees of the Lincoln Variable Insurance Products
         Trust (LVIPT)
         The Board of Managers of the Lincoln National Variable Annuity Fund A.
From:    William L. Roberts
Date:    1/17/2007
Re:      2007/2008 Review of Fidelity Bond

--------------------------------------------------------------------------------


The purpose of this memo is to advise as to the appropriate level of a combined fidelity bond covering all Lincoln-sponsored mutual funds (Delaware funds excepted). The insurer of this bond continues to be Fidelity and Deposit Insurance Company of Maryland, which carries an A rating from AM Best. The SEC allows the mutual funds to purchase a shared bond, but requires that a minimum amount of coverage be maintained based on where individual fund assets fall within preset ranges. For reasons of economy, we continue to recommend that Lincoln-sponsored mutual funds participate in a shared fidelity bond. The calculation of the total amount of bonding required for the participating entities is shown on Attachment 1.

Last year, the bond required was approved for $3,475,000. The total bond required this year is $2,900,000. The reason for the bond amount decreasing is the assets under the LN Variable Annuity Fund A decreased which caused the bond amount required to decrease. Also, the LN Income Fund, Inc. was closed in June, 2006. The Board should consider these factors regarding the bond: 1) value of aggregate assets of each fund to which any covered person may have access, 2) type and term of the arrangements made for the custody and safekeeping of assets, 3) nature of securities in the portfolio and 4) minimum amount of coverage, which must be equal to the sum of the total required if purchased individually. The bond amount, if approved, will be effective on February 1, 2007.

The premium allocated to Lincoln Variable Insurance Products Trust and the Lincoln National Variable Annuity Fund A last year was $5,235 and the amount proposed for this year is $5,214. The individual allocation for each entity is its pro-rata share of the overall bond amount based on reported asset size.

The Boards of Directors
January 17, 2007
Page 2


In approving the portion of the premium allocated to these funds, the Board should take into consideration all relevant factors, including but not limited to, 1) the number of other parties named as insureds, 2) the nature of the business activities of such other parties, 3) the amount of the joint insured bond, 4) the amount of the premium for such bond, 5) the ratable allocation of the premium among all parties named as insureds, and 6) the extent to which the share of the premium allocated to the investment company is less than the premium such company would have to pay if it had provided and maintained a single insured bond.

Attached to this memo is a letter from our insurance broker, Marsh, Inc., dated January 12, 2007. The letter outlines the premiums that the funds would have to pay on both a separate and shared bond basis. The overall amounts are $9,000.00 if purchased separately and $5,214.00 if shared.

The bond provides coverage to the funds against losses from dishonest or fraudulent acts, including trading of securities, forgery, etc., for each fund up to the total amount of the bond, without a fidelity coverage deductible. The bond carries an annual aggregate limit equal to twice the per occurrence limit.

The assets of the funds are held in custody at Mellon Bank.

Mellon Bank is solely responsible for the assets in its custody. The portfolios of securities owned by the funds are included in the Investment Reports distributed to directors.


William L. Roberts
Attachment

cc:      David F. Connor
         Cynthia Rose

                                     ITEM D

                                                   Queenie C.K. Chong
                                                   Vice President

                                                   Marsh USA Inc.
                                                   500 West Monroe
                                                   Chicago, IL 60661
                                                   312 627 6933 Fax 312 627 6272
                                                   queenie.chong@marsh.com
                                                   www.marsh.com





January 12, 2007


Mr. William L. Roberts
Risk Manager
Lincoln National Corporation
Centre Square West Tower
1500 Market St. Suite 3900
Philadelphia, PA 19102-2112

Subject:     Fidelity and Deposit Company of Maryland (Zurich)
             Bond Period: February 1, 2007 to February 1, 2008
             Form 14 Financial Institutions Bond - Policy Number: FIB 0001534-08 Form 14 Computer Crime Bond - Policy Number: FIC 0000130-07

Dear Bill,

We are pleased to present the results of our efforts for the renewal of the captioned programs. As per your request, we have allocated a premium for each fund based on the asset size of the fund as compared to the total premium for all the funds if they were each to purchase an individual policy.

--------------------------------------------------------------------------------------------------------------------
                                                                                    Separate Form 14
                        Funds                                                       & Computer Crime  Allocated Bond
                                                        Asset Size   Bond Required    Bond Premium        Premium
--------------------------------------------------------------------------------------------------------------------
LN Variable Annuity Fund A                                $53,631       $400,000         $4,000              $27
Lincoln Variable Insurance Products Trust (LVIPT)     $10,446,899     $2,500,000         $5,000           $5,187
           LVIPT - Aggressive Growth Fund                $288,237
           LVIPT - Bond Fund                           $1,664,150
           LVIPT - Capital Appreciation Fund             $503,820
           LVIPT - Equity-Income Fund                    $753,732
           LVIPT - Global Asset Allocation Fund          $320,156
           LVIPT - Growth and Income Fund              $1,982,654
           LVIPT - International Fund                    $908,896
           LVIPT - Managed Fund                          $564,380
           LVIPT - Money Market Fund                     $570,984
           LVIPT - Social Awareness Fund               $1,203,507
           LVIPT - Special Opportunities Fund            $799,707
           LVIPT - Core Fund                              $46,674
           LVIPT - Growth Fund                            $42,945
           LVIPT - Growth Opportunities Fund               $5,688
           LVIPT - Conservative Profile Fund              $90,523
           LVIPT - Moderate Profile Fund                 $380,966
           LVIPT - Moderately Aggressive Profile         $248,844
           LVIPT - Aggressive Profile Fund                $71,036
--------------------------------------------------------------------------------------------------------------------
                       TOTAL:                         $10,500,530     $2,900,000         $9,000           $5,214
--------------------------------------------------------------------------------------------------------------------



                                                  MMC Marsh & McLennan Companies

Page 2
January 12, 2007
Mr. Bill Roberts


The total bond limit for all the funds will be $2,900,000 for the bond period. The annual bond premium for all the funds insured under a single financial institutions bond and a computer crime policy is -

                                                   Limits             Premium
                                                   ------             -------
     Financial Institution Blanket Bond          $2,900,000            $4,027
     Computer Crime Policy                       $2,900,000            $1,187
                                                                       ------
          Total:                                                       $5,214

Given the lower premium, likely broader coverage we can obtain under a single bond vs multiple bonds, and administrative simplicity of having one bond rather than several bonds, we recommend a single bond covering all the funds. I hope this explanation adequately addresses your question. Please call me at (312) 627-6933 if you have any questions with regard to this allocation. Thank you.

Regards,


Queenie CK Chong
FINPRO Chicago



cc:      Pam Schultz - Lincoln National Corporation
         Jim Kulikauskas - Marsh USA Inc.

                                     ITEM E

                                                                             (E)
                        AGREEMENT PURSUANT TO RULE 17g-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

1. The investment companies listed below have determined that a joint insured bond (as defined in Rule 17g-1 under the Investment Company Act of 1940 (the "Rule")) is the best method by which to provide each of the insureds the protection specified in the Rule at the lowest cost.

2. The joint insured bond specified in this Agreement shall be bond number FIB-0001538-02 issued by Fidelity and Deposit Company of Maryland including future amendments, endorsements, modifications, additions, etc. (the "Bond").

3. In the event recovery is received under the Bond as a result of a loss sustained by any one or more of the named insureds, each insured sustaining loss shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d) (1) of the Rule. The amount of such minimum coverage for any named insured sustaining a loss shall be based on its gross assets determined at the close of the last business day of the most recent fiscal quarter prior to the date of the last determination of the adequacy of the Bond by its Board of Directors.

4. Each investment company shall pay that percentage of the premium for the Bond which its net assets bear to the total net assets of all investment companies insured under the Bond as of the September 30 just prior to the anniversary date of the Bond.

5. This Agreement shall be effective March 31, 2001, and shall supersede all prior agreements under the Rule.



                                LINCOLN NATIONAL AGGRESSIVE GROWTH FUND, INC.

                                By: /s/ Kelly D. Clevenger
                                    ---------------------------------------

                                LINCOLN NATIONAL BOND FUND, INC:

                                By: /s/ Kelly D. Clevenger
                                    ---------------------------------------

                                LINCOLN NATIONAL CAPITAL APPRECIATION FUND, INC.

                                By: /s/ Kelly D. Clevenger
                                    ---------------------------------------

                                LINCOLN NATIONAL EQUITY-INCOME FUND, INC.

                                By: /s/ Kelly D. Clevenger
                                    ---------------------------------------

                                LINCOLN NATIONAL GROWTH FUND, INC.

                                By: /s/ Kelly D. Clevenger
                                    ---------------------------------------

Agreement Pursuant to Rule 17g-1
Under the Investment Company Act of 1940
Page 2 of 2

                             LINCOLN NATIONAL INTERNATIONAL FUND, INC.

                             By: /s/ Kelly D. Clevenger
                                 ---------------------------------------

                             LINCOLN NATIONAL MANAGED FUND, INC.

                             By: /s/ Kelly D. Clevenger
                                 ---------------------------------------

                             LINCOLN NATIONAL MONEY MARKET FUND, INC.

                             By: /s/ Kelly D. Clevenger
                                 ---------------------------------------

                             LINCOLN NATIONAL GLOBAL ASSET ALLOCATION FUND, INC.

                             By: /s/ Kelly D. Clevenger
                                 ---------------------------------------

                             LINCOLN NATIONAL SOCIAL AWARENESS FUND, INC.

                             By: /s/ Kelly D. Clevenger
                                 ---------------------------------------

                             LINCOLN NATIONAL SPECIAL OPPORTUNITIES FUND, INC.

                             By: /s/ Kelly D. Clevenger
                                 ---------------------------------------

                             LINCOLN NATIONAL VARIABLE ANNUITY FUND A

                             By: /s/ Kelly D. Clevenger
                                 ---------------------------------------

                             LINCOLN NATIONAL CONVERTIBLE SECURITIES FUND, INC.

                             By: /s/ David K. Downes
                                 ---------------------------------------
                                                         David K. Downes

                             LINCOLN NATIONAL INCOME FUND, INC.

                             By: /s/ David K. Downes
                                 ---------------------------------------
                                                         David K. Downes